January 6, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Scott Anderegg

Re:	Huahui Education Group Ltd.
Post-Effective Amendment No. 4 to Form F-1
Filed March 31, 2021
File No. 333-235275

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Huahui Education Group Ltd. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on January 10, 2023 at 9:00 a.m. Eastern time, or as soon thereafter as practicable.

Please feel free to contact Pang Zhang-Whitaker of Carter Ledyard & Milburn LLP at 212-238-8844 if you have any questions regarding this request.

Very truly yours,

Huahui Education Group Ltd.

By:	/s/ Junze Zhang
Name:	Junze Zhang
President and Chief Executive Officer